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COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

February 19, 2008



Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
Office of Emerging Growth Companies

Re: Midas Touch International Holdings, Inc.
Amendment No. 1 to the Offering Statement on Form 1-A
Filed October 31, 2007
File No. 24-10184

Ladies and Gentlemen:

On behalf of Midas Touch International Holdings, Inc. ("Midas" or the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated November 27, 2007, regarding Midas' offering statement on Form 1-A dated October 31, 2007. I also enclose five (5) copies of Amendment No. 2 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

1. *Please amend the offering statement, including the Notification and offering circular, to name and describe your chief financial officer.*

The offering statement has been amended to name and describe the Company's Chief Financial Officer.

2. *On the cover page, please refer to the offering of up to 400 million shares of common stock immediately following "I(d) Description and amount of securities offered.*

The Cover Page has been amended to refer to the offering of $400 million shares of common stock immediately following "I(d) Description and amount of securities offered.

3. *Please revise the "Use of Proceeds" section of the offering circular to comply with the first sentence of comment four and comments five and six of our last letter. The new disclosure about shareholder approval of a change in the uses of proceeds does not alleviate the need to address comment six.*

The Use of Proceeds section of the offering Statement has been amended accordingly.

4. *We note the new disclosure that Midas Touch has identified a media company in India for acquisition. If this acquisition is probable, please provide the disclosure required by Form 1-A. If this acquisition is not probable, please indicate this fact in your disclosure and explain why the acquisition isn't probable.*

The offering statement has been amended to remove the potential acquisition of a media company in India.

We would very much appreciate your prompt review of Amendment No. 2 to Form 1-A and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323. I thank you for your attention to this matter.

With kind regards,

S. J. Czarnik

cc: Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Avenue, Suite 202
Bay City, MI 48708